UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
________________________________________________
FORM 11-K
___________________________________________
(Mark One)
☒ ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended September 30, 2016

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ________ to _________

Commission File Number: 1-5129
___________________________________________

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

MOOG INC. RETIREMENT SAVINGS PLAN

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

MOOG INC.
EAST AURORA, NEW YORK 14052-0018

REQUIRED INFORMATION

___________________________________________

The following financial statements shall be furnished for the plan:

1.	An audited statement of financial conditions as of the end of the latest two fiscal years of the plan (or such lesser period as the plan has been in existence).

2.	An audited statement of income and changes in plan equity for each of the latest three fiscal years of the plan (or such lesser period as the plan has been in existence).

3.	The statements required by Items 1 and 2 shall be prepared in accordance with the applicable provisions of Article 6A of Regulation S-X (17 CFR 210.6A-01 - .6A05)

4.
In lieu of the requirements of Item 1-3 above, plans subject to ERISA may file plan financial statements and schedules prepared in accordance with the financial reporting requirements of ERISA. The the extent required by ERISA, the plan financial statements shall be examined by an independent accountant, except that the "limited scope exemption" contained in Section 103 (a)(3)(C) of ERISA shall not be available.

Note: A written consent of the accountant is required with respect to the plan annual financial statements which have been imported by reference in a registration statement on Form S-8 under the Securities Act of 1933. The consent should be filed as an exhibit to this annual report. Such consent shall be currently dated and manually signed.

Moog Inc. Retirement Savings Plan

Financial Statements and Supplemental Schedule

Years Ended September 30, 2016 and 2015

Table of Contents

Report of Independent Registered Public Accounting Firm	1

Financial Statements
Statements of Net Assets Available for Benefits	2
Statements of Changes in Net Assets Available for Benefits	3
Notes to Financial Statements	4-12
Supplemental Schedule
Schedule H, Line 4i - Schedule of Assets (Held at End of Year)	13

Report of Independent Registered Public Accounting Firm

The Plan Administrator
Moog Inc. Retirement Savings Plan

We have audited the accompanying statements of net assets available for benefits of the Moog Inc. Retirement Savings Plan (the Plan) as of September 30, 2016 and 2015, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Moog Inc. Retirement Savings Plan as of September 30, 2016 and 2015, and the changes in net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States of America.
The supplemental information in the accompanying schedule, Schedule H, Line 4i - Schedule of Assets (Held at End of Year) as of September 30, 2016, has been subjected to audit procedures performed in conjunction with the audit of the Plan's financial statements. The supplemental information is presented for the purpose of additional analysis and is not a required part of the financial statements but includes supplemental information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental information is the responsibility of the Plan's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information in the accompanying schedule, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information is fairly stated in all material respects in relation to the financial statements as a whole.
/s/ FREED MAXICK, CPAs, PC
March 10, 2017

Moog Inc. Retirement Savings Plan

Statements of Net Assets Available for Benefits

	September 30,
	2016	2015
Assets

Investments at fair value:
Common collective trusts	$376,719,161	$378,228,497
Shares of registered investment companies	137,709,530	114,782,524
Employer securities	110,268,059	104,051,859
Investment in insurance contract	45,254,773	—
	669,951,523	597,062,880

Receivables:
Notes receivable from participants	6,272,311	5,853,875
Participant contributions	1,225,418	1,468,210
Employer contributions	273,117	376,731
	7,770,846	7,698,816

Net assets available for benefits, at fair value	677,722,369	604,761,696

Adjustment from fair value to contract value for fully benefit responsive investment contracts	—	(306,082)

Net assets available for benefits	$677,722,369	$604,455,614

See accompanying Notes to Financial Statements.

Moog Inc. Retirement Savings Plan

Statements of Changes in Net Assets Available for Benefits

	Year Ended September 30,
	2016	2015
Additions:
Participant contributions	$37,429,558	$36,759,501
Employer contributions	13,835,198	13,388,587
Participant rollovers	2,631,296	4,098,626
Net appreciation in fair value of investments	54,257,265	—
Interest and dividend income	4,940,030	3,987,452
	113,093,347	58,234,166

Deductions:
Distributions	39,961,125	59,682,045
Net depreciation in fair value of investments	—	40,364,503
Administrative expenses	300,784	363,303
	40,261,909	100,409,851

Net increase (decrease)	72,831,438	(42,175,685)

Transfer from other plans	435,317	—

Net assets available for benefits at beginning of year	604,455,614	646,631,299
Net assets available for benefits at end of year	$677,722,369	$604,455,614

See accompanying Notes to Financial Statements.

Moog Inc. Retirement Savings Plan

Notes to Financial Statements

September 30, 2016 and 2015

1. Description of Plan
The following is a brief description of the Moog Inc. Retirement Savings Plan (the Plan) and is provided for general information purposes only. Participants should refer to the Plan Document and the Summary Plan Description for complete information.
General
The Plan is a defined contribution plan sponsored by Moog Inc. (the Company or the Plan Sponsor). The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA). The Administrative Committee is responsible for the oversight of the Plan, determines the appropriateness of the Plan's investment offerings and monitors investment performance.
Eligibility
As of September 30, 2016, all domestic employees of the Company are eligible to participate in the Plan immediately upon hire.
Plan Mergers and Transfers
For the Plan year ended September 30, 2016, the Company transferred assets and merged the associated plan of Moog Techtron Corp. into the Plan.

Notes receivable from participants
Notes receivable from participants (loans) are valued at their unpaid principal balance plus any accrued but unpaid interest. Loans are limited to the lesser of $50,000 or one-half of the participant's account balance with a minimum loan of $1,000, payable over a term not to exceed five years. Interest is charged at a rate established by the Plan and is normally fixed at origination at prime plus 1%. The loans are secured by the balance in the participant's account. Principal and interest are paid ratably through payroll deductions.
Contributions and Investments
The Plan allows for voluntary pretax contributions to the Plan in the form of a 1% to 40% salary reduction subject to the Internal Revenue Code (IRC) limits. All employees are automatically enrolled in the Plan at a deferral of 3% of eligible employee compensation to the Plan, unless the employee elects not to make such a contribution to the Plan. The Plan also allows for Roth Elective Deferrals. Participants may designate all or a portion of automatic deferrals as Roth Elective Deferrals. The Plan permits participants age 50 and older to make “catch-up” contributions as provided by the Economic Growth and Tax Relief Reconciliation Act of 2001. Contributions are directed by the participant among the available investment options.
The Plan currently offers fourteen registered investment company funds, an investment in insurance contract, target date funds and Company stock as investment options for participants. In 2016, the Moog Inc. Class A common stock was removed from the Plan's investment options. Investments in Class A common stock were liquidated and the proceeds were either reinvested in another investment option of exchanged for an equivalent value of Class B common stock.
The Company's matching contribution is 25% of the first 2% of eligible pay that employees contribute. The Company Match is invested pursuant to participant allocation elections, which may include Company common stock.

1. Description of Plan (continued)
All new employees hired on or after January 1, 2008 are not eligible to participate in the Company's defined benefit pension plan. Instead, the Company makes a contribution (Retirement Contributions) for those employees to an employee-directed investment fund in the Plan. The Retirement Contributions are based on a percentage of the employee's eligible compensation and age, and are in addition to the Company Match on voluntary employee contributions.

All employees hired before January 1, 2008 elected either to remain in the defined benefit pension plan and continue to accrue benefits or to elect to stop accruing future benefits in the defined benefit pension plan as of April 1, 2008. Employees who elected to stop accruing future benefits receive the Retirement Contribution in the Plan.

The Plan also provides that the Company may make discretionary contributions; however, for the plan years ended September 30, 2016 and 2015, the Company has not elected to make any discretionary contributions.

Rollovers represent amounts contributed to the Plan by participants from prior employer plans.
Participant accounts
Separate accounts are maintained for each plan participant. Each participant's account is credited with the participant's contribution, Retirement Contributions, Company Match and discretionary contributions, if applicable. Plan earnings, losses and fees of the participant's investment selections are reported in the participant's account as defined by the Plan. Participant accounts are fully and immediately vested in the participant's contributions and Company Match. The Retirement Contributions vest 100% after three years of credited service, which is defined as 1,000 hours of service in a plan year. Forfeitures are used to first reduce future Retirement Contributions, secondly to offset Plan expenses and lastly reallocated to remaining participants. The benefit to which a participant is entitled is the benefit that can be provided from the participant's account. Participants may transfer all or part of their accounts, including investments in Company stock, among the other investment options in the Plan.
Distributions
Subject to certain limitations, participants may withdraw all or part of their account balance upon attainment of age 59½. Distribution of a participant's account balance is also permitted in the event of death, disability, termination of employment or immediate financial hardship, as defined in the Plan Document. Distributions are required to begin at age 70½. Distributions are made in cash except for the Company Match, which can be distributed in cash or shares. Participants have the option to also receive the balances from their contributions in employer securities in either cash or shares. For distributions of Moog Class B Stock from the employer securities funds and matching account balances (for shares purchased after January 1, 1999), the shares of stock will carry a restrictive legend and the Company will have a right of first refusal at the time of sale, transfer or pledging of those shares.
Administrative Expenses
Certain costs of administering the Plan are borne by the Company, while others are borne by the Plan. Fees borne by the Plan include loan origination fees, investment management fees and recordkeeping fees. Loan origination fees are charged to the participant's account balance at the time the loan is processed. Investment management fees are allocated to all participants invested in the fund that charges the fee on a pro rata basis of account balances. Recordkeeping fees are only charged to participants that meet the minimum balance criteria.

2. Summary of Significant Accounting Policies
Basis of Accounting
The financial statements are presented on the accrual basis of accounting.
Investment contracts held by a defined contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the plan. The Statements of Net Assets Available for Benefits present the fair value of the investment contracts as well as the adjustment of the fully benefit-responsive investment contracts from fair value to contract value. The Statements of Changes in Net Assets Available for Benefits are prepared on a contract value basis.
Use of Estimates
The preparation of financial statements in conformity with generally accepted accounting principles in the United States requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.
Valuation of Investments and Income Recognition
Investments are reported at fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. See Note 3 for discussion of fair value measurements.
Purchases and sales of securities are recorded on a trade date basis. Net appreciation (depreciation) includes the Plan's gains and losses on investments bought and sold as well as held during the year. Dividends are recorded on the ex-dividend date. Interest income is recorded on an accrual basis.
Risks and Uncertainties
The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants' account balances and the amounts reported in the Statements of Net Assets Available for Benefits.
Payment of Benefits
Benefits are recorded when paid.

2. Summary of Significant Accounting Policies (continued)
Recent Accounting Pronouncements
In May 2015, the FASB issued ASU No. 2015-07, "Fair Value Measurement (Topic 820): Disclosures for Investments in Certain Entities that Calculate Net Asset Value per Share (or its Equivalent)." This ASU removes the requirement to make certain disclosures as well as categorize within the fair value hierarchy all investments for which fair value is measured using the net asset value per practical expedient. The provisions of this ASU are effective for fiscal years beginning after December 15, 2015 and interim periods within those fiscal years. Early adoption is permitted, and retrospective application is required. This amendment is applicable to us beginning in fiscal year 2017. Other than requiring a change to our disclosures, the adoption of this standard is not expected to have a material impact on our financial statements.
In July 2015, the FASB issued ASU No. 2015-12, "Plan Accounting: Defined Benefit Pension Plans (Topic 960), Defined Contribution Pension Plans (Topic 962), Health and Welfare Benefit Plans (Topic 965): (Part I) Fully Benefit-Responsive Investment Contracts, (Part II) Plan Investment Disclosures, (Part III) Measurement Date Practical Expedient." Part I of this ASU eliminates the requirements to measure fully benefit-responsive investment contracts at fair value. Contract value will be the only required measure for fully benefit-responsive investment contracts. Part II of this ASU eliminates the requirements to disclose (i) individual investments that represent five percent or more of net assets available for benefits and (ii) the net appreciation or depreciation in fair value of investments by general type. In addition, the disclosure of information about fair value measurements shall be provided by general type of investment. Part III of this ASU is not applicable to the Plan. The provisions of this ASU are effective for fiscal years beginning after December 15, 2015 and interim periods within those fiscal years. Early adoption is permitted, and retrospective application is required for Parts I and II. This amendment is applicable to us beginning in fiscal year 2017. Other than requiring a change to our disclosures, the adoption of Part I and Part II of this standard are not expected to have a material impact on our financial statements.

3. Fair Value
Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Depending on the nature of the asset or liability, various techniques and assumptions can be used to estimate fair value. The definition of the fair value hierarchy is as follows:
Level 1 - Quoted prices in active markets for identical assets and liabilities.
Level 2 - Observable inputs other than quoted prices in active markets for similar assets and liabilities.
Level 3 - Inputs for which significant valuation assumptions are unobservable in a market and therefore value is based on the best available data, some of which is internally developed and considers risk premiums that a market participant would require.
The following is a description of the valuation methodologies used for assets measured at fair value. There have been no changes to the methodologies used at September 30, 2016 and 2015.
The Plan's assets are invested in shares of registered investment companies, employer securities, common collective trust funds and an investment in insurance contract. Shares of registered investment companies are valued at net asset values of shares held by the Plan at year-end. Certain assets of the Plan are invested in employer securities through a unitized stock fund, which includes common stock of Moog Inc. (Class B) and investments in a money market fund for liquidity purposes. Money market funds are stated at cost, which approximates fair value. Common collective trust funds consist of pools of investments used by institutional investors to obtain exposure to equity and fixed income markets. Common collective trust funds held by the Plan invest in target date funds and a stable asset income fund in the prior year. The investment objective of the Plan's target date funds is to maximize asset returns for an investor's retirement consistent with expected risk parameters given their investment time horizon. Shares held in common collective trusts are reported at the net unit value of units held at year end. The unit value is determined by the total value of fund assets divided by the total number of units of the fund owned. The common collective trusts have no unfunded commitments as of September 30, 2016 and 2015, respectively, and there are no significant restrictions on redemptions. The investment objective of the Plan's investment in insurance contract is to provide stability of the principal value or to balance a portfolio which contains more aggressive investments. This is valued based upon information provided by the annuity contract provider according to the agreement. See Note 7 for additional information pertaining to the investment in insurance contract.

3. Fair Value (continued)
The following table presents the fair values and classification of the Plan's investments measured on a recurring basis as of September 30, 2016 and 2015:

	Assets at Fair Value as of September 30, 2016:
	Level 1	Level 2	Level 3	Total
Shares of registered investment companies:
Domestic:
Large cap stocks	$65,297,476	$—	$—	$65,297,476
Other	56,322,170	—	—	56,322,170
International	16,089,884	—	—	16,089,884
Employer securities	110,268,059	—	—	110,268,059
Common collective trusts:
Target date funds	—	376,719,161	—	376,719,161
Investment in insurance contract	—	45,254,773	—	45,254,773
Total investments at fair value	$247,977,589	$421,973,934	$—	$669,951,523

	Assets at Fair Value as of September 30, 2015:
	Level 1	Level 2	Level 3	Total
Shares of registered investment companies:
Domestic:
Large cap stocks	$57,302,537	$—	$—	$57,302,537
Other	42,832,285	—	—	42,832,285
International	14,647,702	—	—	14,647,702
Employer securities	104,051,859	—	—	104,051,859
Common collective trusts:
Target date funds	—	337,822,272	—	337,822,272
Stable asset income fund	—	40,406,225	—	40,406,225
Total investments at fair value	$218,834,383	$378,228,497	$—	$597,062,880

4. Investments
Net appreciation (depreciation) in fair value of investments, including investments bought, sold, as well as held during the year, is summarized as follows:

	Year Ended September 30,
	2016	2015

Common collective trusts	$35,002,877	$(7,609,409)
Employer securities	10,496,378	(27,331,957)
Shares of registered investment companies	8,758,010	(5,423,137)
Net appreciation (depreciation)	$54,257,265	$(40,364,503)

Investments that represent 5% or more of fair value of the Plan's net assets are as follows:

	Year Ended September 30,
	2016		2015

Common collective trusts
BlackRock Lifepath Index 2020	$98,439,218		$94,113,803
BlackRock Lifepath Index 2025	82,255,439		75,315,295
BlackRock Lifepath Index 2030	58,950,874		50,358,198
BlackRock Lifepath Index 2035	36,134,948		30,041,565	*
BlackRock Lifepath Index Retirement	41,059,623		40,275,403
JPMorgan Stable Asset Income Fund (fair value)	—	*	40,406,225
JPMorgan Stable Asset Income Fund (contract value)	—	*	40,100,143

Shares of registered investment companies
Vanguard Institutional Index Fund	34,954,803		27,721,429	*

Employer securities
Moog Inc. Class B Common Stock	110,268,059		79,191,475

Investment in insurance contract
Key Guaranteed Portfolio Fund	45,254,773		—	*
* Amount does not meet the 5% threshold and is disclosed for comparative purposes only.

5. Income Tax Status
The Internal Revenue Service has determined and informed the Plan Sponsor by a letter dated June 29, 2012, that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code (IRC); therefore, the related trust is exempt from taxation. The Plan is required to operate in conformity with the IRC to maintain its qualification. Although the Plan has been amended since receiving this favorable determination letter, the Plan administrator and the Plan's tax counsel believe that the Plan is being operated in compliance with the applicable requirements of the IRC and, therefore, believe that the Plan, as amended, is qualified and the related trust is tax-exempt. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress.
6. Plan Termination
Although it has not expressed intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. If such termination were to occur, the Company will instruct the trustee to either continue the management of the trust's assets or liquidate the trust and distribute the assets to the participants in accordance with the Plan Document.
7. Investment in Insurance Contract
During the 2016 plan year, the Plan entered into a group annuity contract with Great-West Life & Annuity Insurance Company. The group annuity contract, Key Guaranteed Portfolio Fund, is a fixed account that is part of the general account of Great-West Life & Annuity Insurance Company. The methodology for calculating the interest crediting rate is based on the earnings of the underlying assets in the entire medium long-term new portfolio compared to the minimum interest crediting rate (which will never be less than 0% as stated in the contract), and prevailing market conditions. Interest crediting rate is reset quarterly. At September 30, 2016, the Key Guaranteed Portfolio Fund’s fair value equaled its contract value. As described in Note 2, contract value is the relevant measurement attribute for this Fund.
Certain events limit the ability of the Plan to transact at contract value with the issuer. Such events include premature termination of the contracts by the Plan, plant closings, layoffs, plan termination, bankruptcy, mergers and early retirement incentives. The Plan does not believe that any events which would limit the Plan's ability to transact at contract value with participants are probable of occurring. There are no reserves against contract value for credit risk of the contract issuer or otherwise.
The average yield earned by the Plan is derived by averaging the quarterly gross interest rates for the fund over the year. The average yield for the year ended September 30, 2016 was 1.15%. The actual average yield earned by the Plan is derived by averaging the Plan’s quarterly interest rates. That actual average based on earnings for year ended September 30, 2016 was 1.15%.
8. Related Party Transactions
Participants of the Plan may elect to invest in Moog Inc. common stock within the Moog Inc. Common Stock Funds. Moog Inc. is the Plan Sponsor. Additionally, Plan investments include accounts with Great-West Financial Plan Services, LLC (Great-West), the Plan trustee. These transactions qualify as party-in-interest transactions. Net investment gains from investments sponsored by Great-West, Moog Inc. and participant loans amounted to $10,781,326 for the plan year ended September 30, 2016. Net investment losses from investments sponsored by Moog Inc. and participant loans amounted to $27,091,695 for the plan year ended September 30, 2015.

9. Reconciliation of Financial Statements to Form 5500
The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500 as of September 30, 2016 and 2015:

	2016	2015

Net assets available for benefits per the financial statements	$677,722,369	$604,455,614
Differences in:
Investments	6,272,311	5,853,875
Notes receivable from participants	(6,272,311)	(5,853,875)
Adjustment from contract value to fair value for fully benefit responsive investment contracts	—	306,082
Net assets available for benefits per Form 5500	$677,722,369	$604,761,696

The following is a reconciliation of the decrease in net assets per the financial statements to the Form 5500 for the year ended September 30, 2016:

2016

Net increase in assets available for benefits per the financial statements	$72,831,438
Differences in:
Adjustment from contract value to fair value for fully benefit responsive investment contracts	(306,082)
Net income per Form 5500	$72,525,356

EIN #16-0757636 Plan #002

Schedule H, Line 4i – Schedule of Assets
(Held at End of Year)
September 30, 2016

Identity of Issuer	Description	Fair Value

BlackRock Lifepath Index Retirement	Target Date Fund	$41,059,623
BlackRock Lifepath Index 2020	Target Date Fund	98,439,218
BlackRock Lifepath Index 2025	Target Date Fund	82,255,439
BlackRock Lifepath Index 2030	Target Date Fund	58,950,874
BlackRock Lifepath Index 2035	Target Date Fund	36,134,948
BlackRock Lifepath Index 2040	Target Date Fund	23,473,794
BlackRock Lifepath Index 2045	Target Date Fund	17,647,296
BlackRock Lifepath Index 2050	Target Date Fund	13,662,953
BlackRock Lifepath Index 2055	Target Date Fund	5,095,016
Common collective trusts		376,719,161

Vanguard Institutional Index Fund	Mutual Fund	34,954,803
Vanguard Windsor Fund	Mutual Fund	16,739,222
JPMorgan Large Cap Growth Fund	Mutual Fund	13,603,451
American Euro Pacific Growth	Mutual Fund	13,491,273
Vanguard Small Cap Index Fund	Mutual Fund	10,920,236
Vanguard Mid Cap Index Fund	Mutual Fund	9,437,324
T Rowe Price Diversified Small	Mutual Fund	7,871,124
Vanguard Total Bond Market Index Fund	Mutual Fund	7,675,613
Pimco Income Fund Institutional Class	Mutual Fund	7,419,837
JPMorgan Small Cap Growth Fund	Mutual Fund	4,441,991
Pimco Real Return Fund	Mutual Fund	4,430,695
Goldman Sachs Growth Opportunities	Mutual Fund	2,692,716
Vanguard Total Intl Stock Index	Mutual Fund	2,598,611
Invesco American Value - R6	Mutual Fund	1,432,634
Shares of registered investment companies		137,709,530

*Moog Inc.	Class B Common Stock	110,268,059
Employer securities		110,268,059

*Key Guaranteed Portfolio Fund	Group Annuity Contract	45,254,773
Investment in insurance contract		45,254,773

*Participant loans	Loans maturing at various dates through September 30, 2021 and bearing interest at rates ranging from 3.25% to 10.50%	6,272,311
Total Investments		$676,223,834
*Denotes a party-in-interest

SIGNATURE
The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

MOOG INC. RETIREMENT SAVINGS PLAN

Date: March 10, 2017                         /s/ Gary A. Szakmary                                                 Gary A. Szakmary
Plan Administrator

EXHIBIT INDEX

Exhibit        Description

23.1        Consent of Freed Maxick, CPAs, PC